UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G/A
(Amendment No. 3)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55933J203
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]

Rule 13d-1(b)

[    ]

Rule 13d-1(c)

[ x ]

Rule 13d-1(d)

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue International Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 2,166,652
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,166,652
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,166,652
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,166,652
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue International Master GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,166,652
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,166,652
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,888,916
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,888,916
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,916
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 4,088,978
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,088,978
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,978
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 4,088,978
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,088,978
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,978
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 4,088,978
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,088,978
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,978
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G/A

This Amendment No. 3 (this “Amendment”) to the Schedule 13G filed on February 9, 2012, as amended by Amendment No. 1, filed on February 1, 2013, as subsequently amended by Amendment No. 2, filed on February 28, 2014 (the “Schedule 13G”)  is being filed on behalf of Avenue International Master, L.P. (“Avenue International Master”), Avenue International, Ltd. (“Avenue International”), Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), Avenue Partners, LLC (“Avenue Partners”), Avenue Capital Management II, L.P. (“Avenue Capital Management”), Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”) and Marc Lasry relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”).

Item 2(a)-(c) of the Schedule 13G is amended and restated in its entirety to read as follows.

Item 2(a)-(c)

Name of Person Filing.

Address of Principal Business Office, or, if non, Residence.

Place of Organization.

This Schedule 13G is jointly filed by:

(i)

Avenue International Master, L.P. (“Avenue International Master”), a Cayman Islands exempted limited partnership, with respect to the Common Stock held by it;

(ii)

Avenue International, Ltd. (“Avenue International”), a Cayman Islands exempted company and the sole limited partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;

(iii)

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), a Cayman Islands exempted company and the general partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;

(iv)

Avenue Partners, LLC (“Avenue Partners”), a New York limited liability company, the general partner of Avenue Investments, L.P. (“Avenue Investments”) and the sole shareholder of Avenue International GenPar, with respect to the Common Stock held by Avenue Investments and Avenue International Master;

(v)

Avenue Capital Management II, L.P. (“Avenue Capital Management”), a Delaware limited partnership and the investment manager to Avenue Investments, Avenue International Master, Avenue-CDP Global Opportunities Fund, L.P. (“Avenue-CDP”), Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”) and Avenue Special Situations Fund V, L.P. (“Avenue Fund V” and collectively, the “Funds”), with respect to the Common Stock held by the Funds;

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(vi)

Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”), a Delaware limited liability company and the general partner of Avenue Capital Management, with respect to the Common Stock held by the Funds; and

(vii)

Marc Lasry, a United States citizen and the managing member of Avenue International GenPar, Avenue Partners, and Avenue Capital Management GenPar, with respect to the Common Stock held by the Funds.

The persons identified in (i) through (vii) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 399 Park Avenue, 6th Floor, New York, NY 10022.

Item 4 of the Schedule 13G is amended and restated in its entirety to read as follows.

Item 4

Ownership.

(a)-(b)

As of December 31, 2014, Avenue Capital Management, Avenue Capital Management GenPar and Mark Lasry beneficially own 4,088,978 shares of Common Stock, constituting 11.7% of the Issuer’s Common Stock outstanding through the following Funds:

Name of Reporting Person	Number of Shares of Common Stock
Avenue Investments	722,264
Avenue International Master	2,166,652
Avenue Partners	2,888,916
Avenue-CDP	84,924
Avenue Fund IV	496,023
Avenue Fund V	619,115

Avenue International Master, Avenue International and Avenue International GenPar beneficially own 2,166,652 shares of Common Stock, constituting 6.2% of the Issuer’s Common Stock outstanding through Avenue International Master.

Avenue Partners beneficially owns 2,888,916 shares of Common Stock, constituting 8.3% of the Issuer’s Common Stock outstanding through Avenue Investments and Avenue International Master.

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The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon 34,945,377 shares of Common Stock outstanding as of September 30, 2013, as reported by the Issuer in its Form 10-Q filed by the Issuer with the Securities Exchange Commission on November 8, 2013.

(c)

Avenue International Master has the sole power to vote and dispose of the shares of Common Stock held by it reported in this Amendment.  Avenue International, Avenue International GenPar, Avenue Partners, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock held by the Funds reported in this Amendment.

Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated February 13, 2015.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master
GenPar, Ltd.
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL, LTD.

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL MASTER GENPAR, LTD.

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE PARTNERS, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross
Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

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EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated June 25, 2010 (including amendments thereto) with respect to the Common Stock of MagnaChip Semiconductor Corporation.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 13, 2015

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master
GenPar, Ltd.
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL, LTD.

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE INTERNATIONAL MASTER GENPAR, LTD.

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Director

AVENUE PARTNERS, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry